Exhibit 99.1

Swvl Secures Its First Working Capital Facility in the UAE with Zelo to Accelerate Growth in Its Fastest-Growing Market

Swvl's signs its first working capital facility in the UAE providing dedicated liquidity to launch and scale new enterprise accounts in the Company's pipeline

Builds on Swvl's UAE relaunch since December 2024, during which the Company has achieved approximately 5x revenue growth in the GCC market, reinforcing UAE as one of Swvl's accelerating markets

DUBAI, United Arab Emirates, September 1, 2026 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-enabled mass mobility solutions, today announced that it has secured a working capital facility with Zelo, the Company's first such facility in the United Arab Emirates (“UAE”). The facility provides Swvl with dedicated liquidity to fund and accelerate the launch of new enterprise accounts in its UAE pipeline, building on the market's rapid growth since the Company's relaunch.

Since relaunching in the UAE in December 2024, Swvl has achieved approximately 5x revenue growth and secured a series of enterprise contracts, including a recently announced five-year contract valued at up to $5.5 million. Proceeds from the facility are expected to be directed toward client acquisition and further expansion in the UAE.

We believe the facility enables Swvl to convert its growing pipeline into live, revenue-generating contracts more quickly by matching short-term funding to the working-capital needs of new deployments, supporting growth without diluting shareholders.

Swvl selected Zelo as a financing partner due to Zelo’s ability to understand Swvl’s business model, growth trajectory, and working capital requirements. Zelo’s flexible and solutions-oriented approach enabled Swvl to access the liquidity required to support new enterprise deployments and accelerate growth in the UAE market.

Growth in the UAE is broad-based rather than dependent on any single client or sector. Swvl's new and expanding enterprise deployments in the market span diversified industries, including e-commerce warehousing, manpower and security services, and healthcare, widening the contracted pipeline the facility is intended to fund.

These accounts typically involve complex operations running across multiple sites and shifts, where Swvl designs a fully optimized transportation network, matching routing, scheduling, and vehicle mix to each client's workforce and site footprint.

Deployments are supported by software and hardware integrations that provide visibility on vehicles, drivers, and passengers, while maintaining safety and fleet-management guardrails. Alongside operations, Swvl provides fleet management consultancy aimed at cutting clients' operational costs and minimizing fuel consumption and vehicle mileage.

“The UAE is one of our most important and fastest-growing markets, and access to local, scalable working capital is a key enabler of our next phase of growth,” said Mostafa Kandil, Chief Executive Officer of Swvl. “This facility with Zelo allows us to move quickly on the strong pipeline we have built, launching new enterprise accounts with the liquidity they require, while staying disciplined and asset-light.”

“We believe that securing our first working capital facility in the UAE is an important step in how we fund growth,” said Ahmed Misbah, Chief Financial Officer of Swvl. “By matching dedicated, short-term financing to the working-capital needs of new deployments, we believe that we can accelerate revenue conversion in one of our highest-value markets.”

“Finance should do more than fund businesses, it should create value for everyone involved,” said Dhanush Arjun, Co-Founder and Chief Executive Officer of Zelo. “At Zelo, every facility is structured to create a win for our client, a win for their stakeholders, and a win for the broader economy. We're excited to partner with Swvl as it scales one of its most important markets.”

About Swvl

Swvl is a leading provider of technology-enabled mobility solutions for enterprises and governments. Through its proprietary platform, Swvl delivers optimized routing, real-time visibility, and operational efficiency across large-scale transportation networks. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States. For more information, visit www.swvl.com.

About Zelo

Zelo is a technology-enabled working capital financing platform providing solutions to SMEs, contractors, and suppliers across the UAE. Backed by International Holding Company (ADX: IHC), Zelo provides embedded finance solutions to help businesses manage liquidity needs and accelerate growth. Zelo is licensed and regulated by the Abu Dhabi Global Market’s Financial Services Regulatory Authority (FSRA) and has funded over 12,000 transactions across key sectors of the UAE economy. For more information, visit zelofinance.ai.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the expected benefits and availability of the working capital facility with Zelo; its intended use of the facility to fund and accelerate the launch of new enterprise accounts; the belief that securing its first working capital facility in the UAE is an important step in how Swvl funds growth;  its belief that it can accelerate revenue conversion in one of its highest-value markets, while protecting its balance sheet; the size, terms, conditions and timing of the facility; the conversion of its pipeline into revenue-generating contracts; its expected growth in the UAE and other markets; and its ability to scale in a capital-efficient manner while minimizing dilution.

These statements are based on the current expectations of Swvl's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions; many are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl's business, and actual results may differ materially. For example, the availability and drawdown of the facility may be subject to conditions, and there can be no assurance that the facility will be utilized in full or at all.

Forward-looking statements provide Swvl's expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause its assessments and projections to change. While Swvl may elect to update these forward-looking statements in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor Relations: ir@swvl.com

Ahmed Misbah, Chief Financial Officer of Swvl: ahmed.misbah@swvl.com